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                              PEPC Worldwide N.V.
                               Alexanderstraat 18
                       2514 JM The Hague, The Netherlands


                                  May 12, 2003

Via Modem

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

         Re:   PEPC Worldwide N.V.
               Request to Withdraw Registration Statement on Form F-1 Registration No. 333-100225

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), PEPC Worldwide N.V. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form F-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on October 1, 2002.

         The Registration Statement was filed in connection with an initial public offering of the Registrant's common shares. The Registrant's management has determined that it is not in the best interest of the Registrant to offer its common shares for sale in the public market and believes that withdrawal of the Registration Statement is appropriate.

         The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the filing and the Registrant understands that such fees will not be refunded to it.

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Securities and Exchange Commission
May 12, 2001
Page 2

         The Registrant request that the Commission provide it with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is 011-31-70-360 23 76.

                                          Sincerely,

                                          PEPC Worldwide N.V.

                                          /s/ Steve Mannen

                                          Steve Mannen, Chief Operating Officer


                                          /s/ Niels Reijers

                                          Niels Reijers, Chief Financial Officer